Exhibit 99.1

SciSparc Enters Into Non-Binding Letter of Intent to Sell a 50% interest in its Subsidiary that Owns an Amazon Top Seller Brand

TEL AVIV, Israel, Dec. 14, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that it has entered into a non-binding letter of intent (“LOI”) for the sale of a 50% interest in its wholly owned subsidiary, SciSparc Nutraceuticals Inc. (the Subsidiary”), which owns WellutionTM , a top- selling Amazon.com Marketplace brand, to Jeffs’ Brands Ltd. (“Jeffs’ Brands”)( Nasdaq: JFBR), a data-driven e-commerce company operating on Amazon, for $3 million in cash or a combination of cash and ordinary shares of Jeffs’ Brands, as agreed by the parties.

The sale is subject to the negotiation and the execution of a binding definitive agreement. There can be no assurances that the sale will proceed, nor can there be any assurance as to the final definitive terms thereof, including form of consideration.

Recently, the Company entered into a non-binder letter of intent with Jeffs’ Brands to establish a joint venture together for the development of a new food supplements product line and the online marketing of such supplements.

Mr. Oz Adler, the Chief Executive Officer and the Chief Financial Officer of the Company, is the Chairman of Jeffs’ Brands and the Chairman of the Company is a director of Jeffs’ Brands.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

About SciSparc Nutraceuticals Inc.

SciSparc Nutraceuticals Inc. owns Wellution™, a brand that sells dozens of hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States. Wellution™ offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Numbers (“ASINs”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, which was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category. In total, the brand has over 40,000 product reviews, most of which are 4 and 5-star reviews.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential to enter into definitive agreement with respect to the transaction described above and potential future cash payments. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055